Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes to those statements included in Exhibit 99.2 to this Form 6-K. This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in our Annual Report for the Year ended December 31, 2024 on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 31, 2025. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Organization and Overview of Operations

We develop and sell in-vitro diagnostic (“IVD”) tests for the early detection of cancer. Our flagship ColoAlert product is being marketed and sold in European markets. We are currently developing our next generation colorectal cancer screening product and intend to launch that product in the future in the United States and in Europe. In addition, we conduct research and development to increase and diversify our product portfolio. Since 2020 we have also been developing a IVD test for the early detection of pancreatic cancer.

During July 2024 and October 2024, we restructured our operations to focus on our ColoAlert business in Europe, the development of our next generation product, the development of PancAlert, and the Early Detect 2 clinical study in the U.S. In line with that focus, we implemented cost reduction efforts which included the reduction of our operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale of our European Oncology Lab (“EOL”) business in St. Ingbert, Germany to a related party. Additionally, we amended the employment contracts of our CEO and CFO, reducing the salaries of those officers to 60% and 50% of their then current salaries, respectively, effective November 1, 2024. During the six months ended June 30, 2025 and 2024, we recorded expenses of $113,113 and $186,601, respectively, for the cost of royalties and other associated costs owed to ColoAlert AS (and its successor, Uni Targeting Research AS, collectively “ColoAlert AS”), the company from which we exclusively licensed the ColoAlert product. A non-executive director of the Company is also an owner of ColoAlert AS. During the six months ended June 30, 2025 and 2024, we paid ColoAlert AS $113,113 and $155,450, respectively.

On December 3, 2024, we effectuated a 1:40 reverse stock split of our ordinary shares. All share and per share amounts in this discussion and analysis account for this reverse stock split.

Results of Operations

Comparison of the Six Months Ended June 30, 2025 and 2024

The following table provides certain selected financial information for the periods presented:

	Six Months Ended June 30,			%
	2025	2024	Change	Change
Total Revenue	$286,717	$520,773	$(234,056)	(45)%
Cost of revenue	$97,128	$201,735	$(104,607)	(52)%
Gross profit	$189,589	$319,038	$(129,449)	(41)%
Gross margin	66%	61%
Research and development	$3,055,088	$3,242,622	$(187,534)	(6)%
Sales and marketing	$2,349,005	$2,361,105	$(12,100)	(1)%
General and administrative	$2,876,845	$4,522,639	$(1,645,794)	(36)%
Total operating expenses	$8,280,938	$10,126,366	$(1,845,428)	(18)%
Loss from operations	$(8,091,349)	$(9,807,328)	$(1,715,979)	(17)%
Other expense	$(252,862)	$(1,216,434)	$963,572	79%
Net loss	$(8,344,211)	$(11,023,762)	$(2,679,551)	(24)%
Total comprehensive loss	$(8,403,064)	$(11,086,128)	$(2,683,064)	(24)%
Basic and dilutive loss per common share	$(2.65)	$(19.73)	$17.08	87%
Weighted average number of common shares outstanding – basic and diluted	3,144,409	558,751

Total Revenue

Total revenue for the six months ended June 30, 2025 was $286,717 as compared to $520,773 for the six months ended June 30, 2024, a decrease of 45%. This decrease was attributable to our strategic decisions to cease direct to consumer sales and to sell our EOL business in 2024. The result of these decisions decreased revenue by approximately $234,000. During the six months ended June 30, 2025 sales to lab partners increased by approximately $60 thousand, or 30%, compared to the six month period ended June 30, 2024.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2025 was $97,128 as compared to $201,735 for the six months ended June 30, 2024, a 52% decrease. This decrease was the result of decreased ColoAlert sales volume stemming from our decision to cease selling online direct to consumer, which drove efficiencies across our fixed costs, lowering overall unit costs.

Gross profit

Gross profit decreased by $129,449 to $189,589 in the six months ended June 30, 2025 compared to $319,038, for the six months ended June 30, 2024. This gross profit decrease, resulting in an improvement of gross margin from 61% to 66%, was attributable to improved profits resulting from lowered unit cost of goods sold attributable to economies of scale with increased sales volumes and the improved margin profile generated in our sales to lab partners.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2025 were $3,055,088 compared to $3,242,622 for the six months ended June 30, 2024, a decrease of $187,534. This decrease was driven by the reduction of staffing levels from our 2024 restructuring efforts, which reduced payroll and related expenses of $1.4 million. Additionally, our costs related to clinical studies increased by $1.2 million for the six months ended June 30, 2025 compared to the same period 2024 as the result of our eAArly Detect 2 study in the U.S. which began in January 2025.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2025, were $2,349,005 compared to $2,361,105 for the six months ended June 30, 2024, a decrease of $12,100. This small change was the result of an increase in our marketing and advertising expense of $1.0 million as the result of non-cash equity expenses related to marketing campaigns in 2025, mitigated by a $0.9 million decrease in labor costs (salary and consulting) in line with our shift in focus away from consumer sales.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2025 were $2,876,845 compared to $4,522,639 for the six months ended June 30, 2024, a decrease of $1,645,794. The decreased expenses were primarily the result of a decrease of $1.1 million in payroll and consulting fees driven by the reduction of staffing levels from our 2024 restructuring efforts. Additionally, non-cash stock option expense for the six months ended June 30, 2025 decreased $0.4 million compared to the same period in 2024.

Other Expense

Other expense, net for the six months ended June 30, 2025 was $252,862 compared to $1,216,434 for the six months ended June 30, 2024, resulting in decreased other expenses (net) of $963,572. This decrease was primarily the result of decreased interest expense of $0.4 million from our lower convertible debt balances and the decrease in the fair value adjustment of $0.5 million.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital and operating losses. We fund our liquidity requirements primarily through cash on hand, cash flows from operations and, debt and equity financing. As of June 30, 2025, we had $1,911,069 of cash and cash equivalents, with $6,235,670 as of December 31, 2024.

The following table summarizes our cash flows from operating, investing and financing activities:

	Six Months Ended June 30,
	2025	2024	Change
Cash used in operating activities	$(6,531,975)	$(8,144,745)	$1,612,770
Cash used in investing activities	$(451,123)	$(420,660)	$(30,463)
Cash provided by financing activities	$2,675,458	$2,551,325	$124,133

Cash Flow from Operating Activities

For the six months ended June 30, 2025, cash flows used in operating activities was $6,531,975 compared to $8,144,745 used during the six months ended June 30, 2024. The improvement in cash flows used in operating activities of $1,612,770 was primarily the result of our smaller operating loss for the six months ended June 30, 2025, net of non-cash stock-based compensation, depreciation and amortization, and timing differences for the settlement of assets and liabilities, as compared to the six months ended June 30, 2024.

Cash Flows from Investing Activities

During the six months ended June 30, 2025, we used $451,123 in investing activities compared to $420,660 used during the six months ended June 30, 2024. The cash flows used in investing activities were primarily related to payments for the acquisition of intellectual property for our PancAlert product under development and the acquisition of the ColoAlert intellectual property.

Cash Flows from Financing Activities

During the six months ended June 30, 2025, we had cash flow provided by financing activities of $2,675,458 compared to cash flow provided by financing activities of $2,551,325 for the six months ended June 30, 2024, an increase of $124,133. During the six months ended June 30, 2025 the cash flows from the sale of ordinary shares and warrants increased by approximately $3.0 million compared to the same period in the prior year while cash flows (net) from the issuance and repayments of convertible debt decreased by approximately $2.8 million.

Working Capital Discussion

We had recurring losses, accumulated deficit totaling approximately $99.3 million and negative cash flows used in operating activities of approximately $6.5 million as of and for the six months ended June 30, 2025. We also had approximately $1.9 million of cash on hand on June 30, 2025, and a working capital deficit, of approximately $2.5 million.

These conditions are indicators that impact our ability to continue as a going concern for a period of one year from the date of these financial statements. If we are unable to obtain funding, we could be forced to further delay, reduce or eliminate our research and development, regulatory, and commercial efforts which could adversely affect our future business prospects and our ability to continue as a going concern.

We plan to fund our cash flow and working capital needs through current cash on hand and future debt and/or equity financings which we may obtain through one or more public or private equity offerings, debt financings, government or other third-party funding, strategic alliances or collaboration agreements. During 2022, we raised $24.2 million of net proceeds from common stock sales and warrant proceeds. During 2023, we raised $16.5 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During 2024, we raised $18.2 million from a combination of sale of shares and warrants as well as the issuance of convertible debt. During the first half of 2025, we raised $4 million through the sale of units including ordinary shares and warrants. In August 2025, we raised an additional $3 million through the sale of units including ordinary shares and warrants.

We believe that we will be able to raise additional funds through a combination of the sale of ordinary shares, the sale and/or conversion of warrants, and use of our access to capital through our Controlled Equity Offering and our Pre-Paid Advance Agreement. We also have the ability to defer certain costs, especially those related to clinical studies, to match financing inflows. During July 2024 and October 2024, we restructured our operations to focus on our ColoAlert business in Europe, the development of our next generation product, the development of PancAlert and planning for the Early Detect 2 clinical study in the U.S. in 2025. In line with that focus, we implemented cost reduction efforts which included the reduction of our operating costs, including the reduction of personnel by 65%, reduction of external consulting costs, and the sale/closure of our EOL business in St. Ingbert, Germany. Additionally, we amended the employment contracts of our CEO and CFO, reducing the salaries of those officers to 60% and 50% of their original salaries, respectively, effective November 1, 2024. We believe that these cost reductions will best position our business for 2025 and beyond. We believe that our currently available cash on hand, including additional financing described above, will be sufficient to meet our planned expenditures and to meet our obligations for at least the one-year period following our consolidated financial statement date.

Our consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Subsequent Events

Subsequent to June 30, 2025 the Company issued 1,186,000 shares of its ordinary stock for a nominal remaining exercise price for the conversion of prefunded warrants pursuant to the SPA entered into in May 2025. Additionally, 135,000 shares were issued to service providers as compensation pursuant to consulting agreements at a value of $194,700.

On August 4, 2025, we entered into a securities purchase agreement with an institutional investor (the “Purchaser”) pursuant to which we sold to the Purchaser 2,222,222 pre-funded units with each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one and one-half ordinary warrants (the “Offering”). Each pre-funded unit was sold at an offering price of $1.35 less the nominal remaining exercise price of $0.001. The Offering resulted in gross proceeds to us of approximately $3,000,000 before deducting placement agent fees and other estimated offering expenses. The offering closed on August 5, 2025.

Subsequent to June 30, 2025, the Company repaid $300,000 for the fourth promissory note.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

●	Revenue Recognition;

●	Foreign Currency Translation;

●	Stock Option Compensation;

●	Lease Accounting; and

●	Financial Instruments.

Revenue Recognition

The Company’s revenue is primarily derived through providing genetic diagnostic tests to customers. The Company recognizes revenue in accordance with IFRS 15 “Revenue from Contracts with Customers”.

In accordance with IFRS 15, revenue is recognized upon the satisfaction of performance obligations. Performance obligations are satisfied at the point at which control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive for those goods and services.

The Company sells its genetic diagnostic testing kits to laboratory partners . Upon the delivery of our products to laboratory partners the Company has completed its performance obligations and as such revenue is recorded upon delivery.

We also receive income from government sponsored R&D grants. Income is recognized on these programs when funds are received and all performance obligations, as defined in the grant, are completed. This income is included in the Statements of Comprehensive Loss as Other Income.

Foreign Currency Translation

The functional currency is determined using the currency of the primary economic environment in which that entity operates. The functional, as determined by our management, is the Euro (EUR).

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Our reporting currency is the US dollar. For presentation purposes, all amounts are translated from the Euro functional currency to the US dollar presentation currency for each period using the exchange rate at the end of each reporting period for the statement of financial position. Revenues and expenses are translated on the basis of average exchange rates during the year.

Exchange gains and losses arising from translation to our presentation currency are recorded as exchange differences on translation to reporting currency, which is included in other comprehensive income (loss).

Stock Option Compensation

We have adopted our 2021 Omnibus Incentive Plan, 2022 Omnibus Incentive Plan, and 2025 Omnibus Incentive Plan (the (“Plans”). Under the Plans, we are authorized to issue equity incentives in the form of incentive stock options, non-statutory stock options, restricted shares, restricted share units, share appreciation rights, performance units or performance shares under separate award agreements. Under the Plans, the aggregate number of shares underlying awards that we could issue cannot exceed, 15% of the total number of shares of ordinary shares outstanding on the last day of the immediately preceding fiscal quarter.

We value issued stock options as follows: (a) for those options that have time-based vesting, we will use the Black-Scholes method to value the stock options at the time of award and record the compensation expense in our Statement of Operations over the vesting period, and (b) for options issued with milestone based vesting criteria, we will use a Monte Carlo simulation to value the options at the time of issuance and each subsequent reporting date until fully vested or expired, with any change in compensation expense measured by such method to be recorded in our Statement of Operations.

The Black-Scholes option pricing model considers, among other factors, the expected term of the award and the expected volatility of our stock price. Due to the lack of an adequate history of a public market for the trading of our ordinary shares, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded with historical share price information sufficient to meet the expected life of the stock-based awards. The Monte Carlo simulation approach is a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such stock options based on a large number of possible stock price path scenarios. Expense for the market-condition stock options will be recognized over the derived service period as determined through the Monte Carlo simulation model.

Lease Accounting

We assess at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We apply a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. We recognize lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating the lease, if the lease term reflects us exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, we use our incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Financial Instruments

(a) Classification

We classify our our financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if we have opted to measure them at FVTPL.

(b) Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.